March 9, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F St. Street, NE

Washington, D.C. 20549

Re:	Prometheus Biosciences, Inc.

Registration Statement on Form S-1

File No. 333-253323

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby join in the request of Prometheus Biosciences, Inc. (the “Registrant”) for acceleration of the effectiveness of the registration statement on Form S-1, as amended (File No. 333-253323) (the “Registration Statement”), 4:00 P.M. Eastern Time on March 11, 2021 or as soon as practicable thereafter.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that approximately 500 copies of the Preliminary Prospectus dated March 8, 2021 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

Each of the undersigned advises that is has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

SVB Leerink LLC

By:	/s/ Gabriel P. Cavazos
Authorized Signatory

Credit Suisse Securities (USA) LLC

By:	/s/ John Hoffman
Managing Director, ECM

[Signature Page to Underwriters’ Acceleration Request Letter]